Filed by: Triton International Limited

Commission File No.: 001-37827

Pursuant to Rule 425 under the Securities Act of 1933 and

Deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Triton International Limited (Commission File No.: 001-37827)

Below is a letter from the Chairman and Chief Executive Officer, Brian M. Sondey, of Triton International Limited, to Triton’s employees on April 12, 2023.

Dear Colleagues,

We have just announced that Triton has agreed to be acquired by Brookfield Infrastructure in a take-private transaction. A copy of the press release is attached.

Brookfield is one of the world’s largest and most highly respected infrastructure investment companies. Brookfield will pay $85.00 per share for Triton’s common shares, valuing the common equity of our company at $4.7 billion. The $85.00 purchase price per share will be paid as $68.50 per share in cash, and $16.50 in class A shares of Brookfield Infrastructure Corp. (NYSE: BIPC, TSX: BIPC). Upon completion of the transaction, Triton’s common shares will no longer trade on the New York Stock Exchange. We anticipate the transaction will close in the fourth quarter of 2023.

Triton was first approached by Brookfield last year. As we learned more about Brookfield and their interest in Triton, we became excited for what we could accomplish together. Ultimately, these discussions resulted in a compelling proposal that was unanimously approved by our Board of Directors.

This transaction is not a consolidating merger; Triton will remain a stand-alone company with Brookfield as our supportive shareholder. Brookfield is paying a substantial premium relative to our public stock price, which reflects the quality and intrinsic value of the franchise that we have all built together. This is a great outcome for our shareholders and a testament to the hard work and dedication of our outstanding global team.

I am incredibly excited about our new partnership with Brookfield. Their significant resources and long-term investment horizon will support Triton’s franchise, underpin our commitment to providing unrivaled service, and support continued investment in our growing business. I believe this change to private ownership will unlock new opportunities in the years to come.

While we will have new owners, we anticipate that day-to-day operations will proceed as usual both before and after the transaction. Our jobs will be the same as they were yesterday. Our organizational structure and goals remain unchanged. It is important to remain focused on our business and serving our customers.

You will be receiving an invitation to a virtual Town Hall at 9:30 a.m. New York time today, where we will discuss the transaction in more detail and answer your questions.

I hope you are as excited about your future with Triton as I am.

I look forward to our next chapter together!

Sincerely,

Brian

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this press release may constitute “forward-looking statements.” Actual results could differ materially from those projected or forecast in the forward-looking statements. The factors that could cause actual results to differ materially include the following: risks related to the satisfaction or waiver of the conditions to closing the proposed acquisition (including the failure to obtain necessary regulatory approvals and failure to obtain the requisite vote by the shareholders of Triton International Limited (“Triton”)) in the anticipated timeframe or at all, including the possibility that the proposed acquisition does not close; the occurrence of any event, change or other circumstance or condition that could give rise to the termination of the Merger Agreement, including in circumstances requiring Triton to pay a termination fee; the possibility that competing offers may be made; risks related to the ability to realize the anticipated benefits of the proposed acquisition, including the possibility that the expected benefits from the acquisition will not be realized or will not be realized within the expected time period; disruption from the transaction making it more difficult to maintain business and operational relationships; continued availability of capital and financing and rating agency actions; disruptions in the financial markets; certain restrictions during the pendency of the transaction that may impact Triton’s ability to pursue certain business opportunities or strategic transactions; risks related to diverting management’s attention from Triton’s ongoing business operation; negative effects of this announcement or the consummation of the proposed acquisition on the market price of Triton’s common shares or the Class A exchangeable subordinate voting shares (“BIPC Shares”) of Brookfield Infrastructure Corporation (“BIPC”) and/or operating results; significant transaction costs; unknown liabilities; the risk of litigation and/or regulatory actions related to the proposed acquisition, other business effects and uncertainties, including the effects of industry, market, business, economic, political or regulatory conditions; decreases in the demand for leased containers; decreases in market leasing rates for containers; difficulties in re-leasing containers after their initial fixed-term leases; customers’ decisions to buy rather than lease containers; increases in the cost of repairing and storing Triton’s off-hire containers; Triton’s dependence on a limited number of customers and suppliers; customer defaults; decreases in the selling prices of used containers; the impact of COVID-19 or future global pandemics on Triton’s business and financial results; risks resulting from the political and economic policies of the United States and other countries, particularly China, including but not limited to, the impact of trade wars, duties, tariffs or geo-political conflict; risks stemming from the international nature of Triton’s business, including global and regional economic conditions, including inflation and attempts to control inflation, and geopolitical risks such as the ongoing war in Ukraine; extensive competition in the container leasing industry and developments thereto; decreases in demand for international trade; disruption to Triton’s operations from failures of, or attacks on, Triton’s information technology systems; disruption to Triton’s operations as a result of natural disasters; compliance with laws and regulations related to economic and trade sanctions, security, anti-terrorism, environmental protection and anti-corruption; the availability and cost of capital; restrictions imposed by the terms of Triton’s debt agreements; and changes in tax laws in Bermuda, the United States and other countries.

You should carefully consider the foregoing factors and the other risks and uncertainties that affect Triton’s business described in the “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” sections of its Annual Report on Form 10-K and other documents filed from time to time with the U.S. Securities and Exchange Commission (the “SEC”), and BIPC’s business described in the “Risk Factors” and “Forward-Looking Statements” sections of its Annual Report on Form 20-F, all of which are available at www.sec.gov. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Triton and BIPC assume no obligation to, and do not intend to, update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, unless required by law. Triton and BIPC do not give any assurance that it will achieve its expectations.

Additional Information and Where to Find It

In connection with the proposed transaction, BIPC intends to file a registration statement on Form F-4 with the SEC that will include a proxy statement for a special meeting of Triton’s shareholders to approve the proposed transaction and that will also constitute a prospectus for the BIPC Shares that will be issued in the proposed transaction. Each of BIPC and Triton may also file other relevant documents with the SEC and, in the case of BIPC, with the applicable Canadian securities regulatory authorities, regarding the proposed acquisition. This communication is not a substitute for the registration statements, the proxy statement/prospectus (if and when available) or any other document that

BIPC or Triton may file with the SEC and, in the case of BIPC, with the applicable Canadian securities regulatory authorities, with respect to the proposed transaction. The definitive proxy statement/prospectus will be mailed to Triton’s shareholders. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENTS, THE PROXY STATEMENT/PROSPECTUS, ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC OR APPLICABLE CANADIAN SECURITIES REGULATORY AUTHORITIES CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT BIPC, TRITON AND THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain copies of these materials (if and when they are available) and other documents containing important information about BIPC, Triton and the proposed transaction, once such documents are filed with the SEC free of charge through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC or applicable Canadian securities regulatory authorities by BIPC will be made available free of charge on BIPC’s website at https://bip.brookfield.com/bip/reports-filings/regulatory-filings. Copies of documents filed with the SEC by Triton will be made available free of charge on Triton’s investor relations website at https://www.tritoninternational.com/investors.

No Offer or Solicitation

This communication is for information purposes only and is not intended to and does not constitute, or form part of, an offer, invitation or the solicitation of an offer or invitation to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any securities, or the solicitation of any vote or approval in any jurisdiction, pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

Participants in the Solicitation

BIPC, Triton and their respective directors and certain of their executive officers and other employees may be deemed to be participants in the solicitation of proxies from Triton’s shareholders in connection with the proposed transaction. Information about Triton’s directors and executive officers is set forth in the proxy statement for Triton’s 2023 Annual Meeting of Shareholders, which was filed with the SEC on March 15, 2023. Information about BIPC’s directors and executive officers is set forth in BIPC’s Annual Report on Form 20-F, which was filed with the SEC on March 17, 2023. Investors may obtain additional information regarding the interest of such participants by reading the proxy statement and other relevant materials regarding the acquisition to be filed with the SEC in respect of the proposed transaction when they become available. These documents can be obtained free of charge from the sources indicated above in “Additional Information and Where to Find It”.